

Mail Stop 4720

May 19, 2016

Bill Chaaban
Chief Executive and Chief Financial Officer
CEN Biotech, Inc.
20 North Rear Rd.
Lakeshore, Ontario Canada

> **Re:** **CEN Biotech, Inc.**
> **Form 10-12G**
> **Filed January 4, 2016**
> **File No. 000-55557**

Dear Mr. Chaaban:

We issued a comment on the above captioned filing on May 4, 2016. As of the date of this letter, this comment remains outstanding and unresolved.

As you have not provided a substantive response that addresses our concerns, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Alla Berenshteyn at (202) 551-4325 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joseph Siciliano, Esq.